NORTHERN EDGE CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Assets	
Cash	$ 335,169
Due from related parties	27,240
Total assets	$ 362,409
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,250
Total liabilities	1,250
Commitments and Contingencies	-
Member's Equity	361,159
Total liabilities and member's equity	$ 362,409